UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CHIMERIX, INC.

(Name of Subject Company)

PINETREE ACQUISITION SUB, INC.

(Offeror)

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

Neena M. Patil

Jazz Pharmaceuticals Public Limited Company

Executive Vice President and Chief Legal Officer

Fifth Floor, Waterloo Exchange

Waterloo Road, Dublin 4, Ireland D04 E5W7

011-353-1-634-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Gordon, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pinetree Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz”), with the U.S. Securities and Exchange Commission on March 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chimerix, Inc., a Delaware corporation (“Chimerix”), in exchange for $8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 21, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

a)

The section on page 16 of the Offer to Purchase entitled “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares; Determination of Validity” is deleted in its entirety and replaced with the following paragraph:

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Jazz, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

For the avoidance of doubt, the foregoing does not foreclose shareholders from challenging any such determination, in a court of competent jurisdiction, as a violation of the terms and conditions of the Offer.

b)	The first paragraph on page 18 of the Offer to Purchase in “The Offer—Section 4—Withdrawal Rights” is deleted in its entirety and replaced with the following paragraph:

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. For the avoidance of doubt, the foregoing does not foreclose shareholders from challenging any such determination, in a court of competent jurisdiction, as a violation of the terms and conditions of the Offer. None of Jazz, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

c)	The first paragraph on page 27 of the Offer to Purchase in “The Offer—Section 9—Source and Amount of Funds” is deleted in its entirety and replaced with the following paragraph:

Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Jazz and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer not already owned by Jazz, to provide funding for the payment in respect of outstanding stock options and restricted stock units and to provide funding for the Merger is approximately $935 million, plus related fees and expenses. Jazz and Purchaser currently have, and will have, available to them, cash on hand necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby in connection with Closing. Neither Jazz nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2025

PINETREE ACQUISITION SUB, INC.

By:	/s/ Alan Campion
Name:	Alan Campion
Title:	Vice President, Finance

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Philip L. Johnson
Name:	Philip L. Johnson
Title:	Executive Vice President & Chief Financial Officer